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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                        FRONTEER DIRECTORY COMPANY, INC.
                    ----------------------------------------
                                (Name of Issuer)

                          $0.01 Par Value Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   359031101
                                ----------------
                                 (CUSIP Number)

              John P. Kanouff, 1610 Wynkoop Street, Suite 200
                        Denver, CO 80202  (303) 892-6000
         --------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                April 4, 1996
                ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

  Check the following box if a fee is being paid with the statement [  ].
  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 4 pages
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                                  SCHEDULE 13D

  CUSIP No. 359031101                                       Page 2 of 4 pages
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kanouff Corporation
      EIN: 84-1077972
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]
                                                                     (b) [  ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      N/A
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Colorado
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  0
  BENEFICIALLY        ----------------------------------------------------
  OWNED BY
  EACH                8.  SHARED VOTING POWER
  REPORTING               0
  PERSON              ----------------------------------------------------
  WITH
                      9.  SOLE DISPOSITIVE POWER
                          0
                      ----------------------------------------------------

                      10. SHARES DISPOSITIVE POWER
                          0
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       0
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       CO
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

     On April 4, 1996, the Issuer purchased from Kanouff Corporation ("Corporation") 1,558,078 shares of Common Stock ("KanCorp Shares") for approximately $0.77 per share. The KanCorp Shares represented approximately 12.5% of the outstanding Common Stock of the Issuer.

     The Corporation and Patricia M. Kanouff and John P. Kanouff do not have any current plan to acquire or dispose of securities of the Issuer; to participate in any extraordinary corporate action, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries; to sell or transfer a material amount of the assets of the Issuer or any of its subsidiaries; to change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; to materially change the present capitalization or dividend policy of the Issuer; to materially change the Issuer's business or corporate structure; to change the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an interdealer quotation system of a registered national securities association; to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or to cause any action similar to any of the foregoing actions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     As a result of the stock purchase transaction described in Item 4 above, the Corporation no longer owns any shares of Common Stock of the Issuer. Accordingly, effective April 4, 1996, the Corporation ceased to be a beneficial owner of more than 5% of the Common Stock of the Issuer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Corporation, Patricia M. Kanouff and John P. Kanouff and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None

                                 Page 3 of 4 pages
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                                   SIGNATURE

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

                                          KANOUFF CORPORATION

                                       By: /s/ Patricia M. Kanouff
  Date:  April 9, 1996                    ------------------------------
                                          Patricia M. Kanouff, President


  Date:  April 9, 1996                 By: /s/ John P. Kanouff
                                          ------------------------------
                                         John P. Kanouff, Secretary














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